Exhibit 99

Kapalua Bay Holdings, LLC
and Subsidiary

(A Delaware Limited Liability
Company)

Consolidated Financial Statements as of
December 31, 2006 and 2005, for the Years Ended
December 31, 2006 and 2005, and for the Period from
August 31, 2004 (Date of Formation) to December 31,
2004, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Members of Kapalua Bay Holdings, LLC:

We have audited the accompanying consolidated balance sheets of Kapalua Bay Holdings, LLC and subsidiary (a Delaware limited liability company) (“Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, members’ capital, and cash flows for the years ended December 31, 2006 and 2005 and for the period from August 31, 2004 (date of formation) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kapalua Bay Holdings, LLC and subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 and for the period from August 31, 2004 (date of formation) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
March 7, 2007

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

CASH AND CASH EQUIVALENTS	$589,408	$655,054

RESTRICTED CASH	22,398,472

ACCOUNTS RECEIVABLE, Less allowance for doubtful accounts of $83,182 in 2005	13,166	1,311,797

RECEIVABLES FROM AFFILIATES		1,592,318

INVENTORIES		127,293

PREPAID EXPENSES AND OTHER ASSETS		326,768

PROPERTY:
Land	24,590,000	24,590,000
Buildings, other improvements, and equipment	410,000	3,095,157

Total property	25,000,000	27,685,157
Less accumulated depreciation and amortization	(410,000)	(2,546,213)

Property—net	24,590,000	25,138,944

PROJECT DEVELOPMENT COSTS	87,211,180	55,336,126

TOTAL	$134,802,226	$84,488,300

(Continued)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

	2006	2005
LIABILITIES AND MEMBERS’ CAPITAL

LIABILITIES:
Accounts payable	$739,587	$2,947,311
Accrued expenses and other current liabilities		2,680,992
Customer deposits		714,056
Payable to affiliates	6,141,487	232,775
Insurance premium obligations	3,975,578
Construction loan payable	41,589,079	29,493,099
Deferred revenue	21,160,972
Other liabilities	438,066	513,066

Total liabilities	74,044,769	36,581,299

COMMITMENTS AND CONTINGENCIES (Note 10)

MEMBERS’ CAPITAL	60,757,457	47,907,001

TOTAL	$134,802,226	$84,488,300

See notes to consolidated financial statements.                                                                                                                    (Concluded)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION TO DECEMBER 31, 2004

	2006	2005	2004

REVENUES:
Rooms	$4,567,319	$16,791,593	$3,757,313
Food and beverage	1,437,002	5,662,063	1,640,983
Other operating departments	10,390	104,394	17,336
Rental income	849,881	1,932,096	523,631

Total revenues	6,864,592	24,490,146	5,939,263

COSTS AND EXPENSES:
Rooms	1,554,877	5,878,807	1,440,234
Food and beverage	1,638,478	6,416,288	1,870,920
Other operating departments	195,840	508,072	147,334
General and administrative	1,647,010	4,190,931	1,756,557
Advertising and promotion	9,939,470	2,244,151	590,130
Depreciation and amortization	548,944	2,034,213	572,000
Utilities costs	746,078	1,678,530	485,960
Management fees	242,923	867,086	175,995
Other expenses	834,857	1,561,663	428,537

Total costs and expenses	17,348,477	25,379,741	7,467,667

NET LOSS	$(10,483,885)	$(889,595)	$(1,528,404)

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

			ER Kapalua
	MLP KB	MH Kapalua	Investors
	Partner, LLC	Venture, LLC	Fund, LLC	Total

CAPITAL CONTRIBUTIONS:
Land and other assets	$25,000,000	$—	$—	$25,000,000
Cash	500,000	17,000,000	7,500,000	25,000,000

Total capital contributions	25,500,000	17,000,000	7,500,000	50,000,000

2004 NET LOSS	(779,486)	(519,657)	(229,261)	(1,528,404)

BALANCE—December 31, 2004	24,720,514	16,480,343	7,270,739	48,471,596

CAPITAL CONTRIBUTIONS, In-kind	225,000	100,000		325,000

2005 NET LOSS	(453,693)	(302,462)	(133,440)	(889,595)

BALANCE—December 31, 2005	24,491,821	16,277,881	7,137,299	47,907,001

CAPITAL CONTRIBUTIONS
Cash	11,734,763	7,823,177	3,451,401	23,009,341
In-kind	225,000	100,000		325,000

Total capital contributions	11,959,763	7,923,177	3,451,401	23,334,341

2006 NET LOSS	(5,346,781)	(3,564,521)	(1,572,583)	(10,483,885)

BALANCE—December 31, 2006	$31,104,803	$20,636,537	$9,016,117	$60,757,457

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) THROUGH DECEMBER 31, 2004

	2006	2005	2004

OPERATING ACTIVITIES:
Net loss	$(10,483,885)	$(889,595)	$(1,528,404)
Adjustments to reconcile net loss to net cash used in operating activities:Depreciation and amortization	548,944	2,034,213	572,000
Acquisition of project development rights (Note 1)			(45,665,000)
Project development costs	(31,625,054)	(5,281,079)	(1,125,619)
Changes in operating assets and liabilities:
Accounts receivable—net	1,298,631	43,176	108,509
Affiliates—net	6,175,764	(1,799,312)
Prepaid expenses and other assets	454,061	72,793	(415,438)
Restricted cash	(21,160,972)
Accounts payable	(2,207,724)	1,138,676	606,056
Customer deposits	(714,056)	259,474	(140,893)
Accrued expenses and other liabilities	(2,680,992)	(300,210)	1,485,208
Deferred revenue	21,160,972

Net cash used in operating activities	(39,234,311)	(4,721,864)	(46,103,581)

INVESTING ACTIVITIES:
Funding of insurance collateral account	(618,750)
Purchases of property		(23,157)	(27,000)
Acquisition of hotel improvements and other assets—net of acquired cash (Note 1)			(2,962,443)

Net cash used in investing activities	(618,750)	(23,157)	(2,989,443)

FINANCING ACTIVITIES:
Proceeds from construction loan payable	47,016,104	3,493,099	26,000,000
Payments on construction loan payable	(34,920,124)
Members’ capital contributions	23,009,341		25,000,000
Proceeds from insurance premium obligations	4,682,094

Net cash provided by financing activities	39,787,415	3,493,099	51,000,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(65,646)	(1,251,922)	1,906,976

CASH AND CASH EQUIVALENTS:
Beginning of year	655,054	1,906,976

End of year	$589,408	$655,054	$1,906,976

(Continued)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) THROUGH DECEMBER 31, 2004

	2006	2005	2004

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for interest capitalized	$3,249,199	$1,533,629	$284,938

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
•Members’ capital contributions for services	$325,000	$325,000	$—
•Payments on insurance premium obligations by an affiliate	706,516
•Payments to fund collateral account paid by an affiliate	618,750
•Capital contribution of land and other assets by MLP KB Partner, LLC			25,000,000

See notes to consolidated financial statements.                                                                                                                    (Concluded)

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM
AUGUST 31, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

1.                      ORGANIZATION AND PURCHASE TRANSACTION

Kapalua Bay Holdings, LLC (“Bay Holdings”) was formed on August 31, 2004 as a Delaware limited liability company whose members are MLP KB Partner, LLC, an affiliate of Maui Land & Pineapple Company, Inc. (“MLP”); MH Kapalua Venture, LLC, an affiliate of Marriott International (“Marriott”); and ER Kapalua Investors Fund, LLC, an affiliate of Exclusive Resorts (“Exclusive Resorts”). Bay Holdings formed a wholly owned limited liability company, Kapalua Bay LLC (“Kapalua Bay”).

On August 31, 2004, Kapalua Bay completed the purchase of the leasehold interest in the land (“ground lease”) and hotel improvements of the Kapalua Bay Hotel (“KBH”) from YCP Kapalua L.P. and YCP Kapalua Operator Inc. for $48.3 million. The KBH is located in Lahaina, Maui and has 196 oceanfront rooms. MLP was the lessor under the ground lease with YCP. Bay Holdings intends to redevelop the site and construct whole and fractional ownership residential units for sale to the public (the “Project”). The plan is to operate the hotel and adjacent retail shops for approximately 19 months, demolish these improvements, and then begin construction of the residential units. During this 19-month period, Bay Holdings will prepare the development plans, obtain the required governmental approvals, and prepare marketing and sales plans. In April 2006, the hotel and retail shops were closed for business.

The purchase price of $48,300,000 was allocated as follows: $2,635,000 to the hotel improvements (including furniture and equipment) and $45,665,000 to development rights (project development costs on the balance sheet). The fair value of the hotel improvements (and the Shops’ improvements discussed below) considered Bay Holdings’ plan to demolish the improvements within two years. The fair value was based on the present value of the hotel’s net operating income (cash flows). The development rights represent the costs to secure the Project site and enable Bay Holdings’ development of the luxury residential units. The fair values of the hotel improvements and development rights were based on an independent appraisal.

Under the purchase agreement, Bay Holdings is responsible for employee severance pay. At December 31, 2004, the severance benefits to be paid were not determinable; however, management believed that a liability was incurred at the date of acquisition due to its obligations under the purchase agreement, and that its obligation would not be less than $250,000. Accordingly, a liability equal to this amount was recognized (with a corresponding increase in project development costs). In 2005, within one year of the acquisition date, management revised its estimate of the severance liability at the acquisition date to $949,000, which resulted in a $699,000 increase in the liability and project development costs. In 2006, management determined that the acquired severance liability was overstated by $124,000. This amount was recorded as a reduction to project development costs in 2006.

In addition to its severance liability, Bay Holdings has a withdrawal liability relating to the hotel industry multi-employer defined benefit pension plan, as a result of the hotel’s closure and the termination of employees. In 2004, Bay Holdings was unable to reliably estimate its liability at the date of acquisition for its withdrawal obligation and no liability was recorded at the date of acquisition (August 31, 2004) or at December 2004. In 2005, within one year of the acquisition date, management estimated the withdrawal liability to be $405,000, which resulted in a liability and a corresponding increase in project development costs by the same amount. Management believes that its accounting for the severance benefits and the withdrawal liability are consistent with the provisions of EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Bay Holdings separately paid approximately $415,000 in 2004 for certain assets and liabilities assumed (e.g., guest receivables, guest deposits, accrued vacations).

In connection with the formation of Bay Holdings and Kapalua Bay, MLP contributed $500,000 of cash to Bay Holdings and contributed to Kapalua Bay (1) its lessor’s interest under the ground lease, (2) its fee interest in the 21-acre land parcel underlying the KBH (ground lease concurrently cancelled), and (3) its rights and interests as landlord of the adjacent retail shops (“Shops”), including the retail leases. The Shops is a retail complex located adjacent to the KBH, and has approximately 22,000 square feet of gross leasable area. The Shops’ improvements will also be demolished, and Bay Holdings will construct an ocean-side spa and beach club on the site. MLP will purchase the spa and beach club at Bay Holdings’ actual construction costs. The members (owners) valued these non-monetary contributions at $25 million through arms-length negotiations, of which $24.59 million was allocated to the land and $410,000 was allocated to the Shops based on an independent appraisal. In exchange for its $25.5 million contribution to Bay Holdings and Kapalua Bay, MLP received 51% of the outstanding membership interests of Bay Holdings. Marriott contributed $17.0 million of cash to Bay Holdings for 34% of the outstanding membership interests in Bay Holdings, and Exclusive Resorts contributed $7.5 million of cash to Bay Holdings for 15% of the outstanding membership interests in Bay Holdings.

In connection with the transaction, Kapalua Bay secured a $45 million credit agreement with two lenders. The credit agreement had an initial term of two years and was secured by a mortgage on the hotel and other improvements. Kapalua Bay drew down $26 million under the credit agreement and, with the cash contributions made by the members, concluded the purchase of the hotel and other improvements. In July 2006, Bay Holdings entered into a construction loan agreement with Lehman Brothers Holdings Inc. (“Lehman”). Upon closing of the loan, the lender disbursed an initial advance of $40.1 million, which was used to repay the original credit agreement (see Note 6).

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Bay Holdings’ policy is to prepare its financial statements using the accrual basis of accounting.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Bay Holdings and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Statement of Cash Flows—Expenditures relating to the development and construction of whole and fractional ownership residential units for sale to the public are reflected as “operating activities.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future actual amounts could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of cash and cash equivalents are held at major commercial banks.

Restricted Cash—Restricted cash includes customer sales deposits of $21,161,000 and cash held at an intermediary of $1,238,000 that serves as collateral for a Bay Holdings’ insurance policy.

Concentration of Credit Risk—The financial instruments that potentially expose Bay Holdings to concentrations of credit risk consist primarily of cash deposits. Bay Holdings maintains portions of its cash in bank deposit accounts which, at times, may exceed federally insured limits. Management believes that Bay Holdings is not exposed to any significant credit risk related to cash.

Inventory—Inventory, consisting primarily of food and beverage products, is carried at average cost.

Property—The contributed land and Shops’ improvements, and the acquired hotel improvements, are stated at their fair values (acquisition costs) at the date of acquisition (see Note 1). Subsequent additions of property and equipment are recorded at acquisition costs. Major renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to operations.

Depreciation is computed using the straight-line method over a 19-month useful life, due to the planned demolishment of the hotel and Shops improvements in 2006.

Project Development Costs—Project development costs relate to the planned Project. Costs include the acquisition of the development rights for the Project site, planning and design costs, and other development activities.

Deferred Financing Costs—Loan fees and other costs are being capitalized as part of project development costs.

Long-Lived Assets—Long-lived assets held and used by Bay Holdings are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset’s net book value exceeds its fair value.

Revenue Recognition—Rooms and food and beverage revenues are recognized when the services are rendered. Rental income is recognized on a straight-line basis over the lease terms.

Sales of residential units are expected to be recognized as revenues in the period in which sufficient cash has been received, collection of the balance is reasonably assured, and risks of ownership have passed to the buyer. At December 31, 2006, the Project was still in the preliminary stage. Customer sales deposits received are accounted for as restricted cash and deferred revenue until Bay Holdings meets the criteria to begin recognizing sales using the percentage-of-completion method.

Interest Capitalization—Interest costs are capitalized during the development period of capital and real estate projects.

Sales and Marketing—Sales and marketing activities are expensed as incurred. Costs incurred to sell the residential units are capitalized if they are expected to be recovered from the sale of the residential units and are incurred for tangible assets that are used directly throughout the selling period to aid in the sale of the Project. Other costs incurred to sell the residential units are also capitalized if they are directly associated with, and their recovery is reasonably expected from, sales that will be accounted for using the percentage-of-completion method.

Income Taxes—Bay Holdings is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from Bay Holdings are reportable by the individual members in their separate tax returns; accordingly, Bay Holdings’ financial statements do not include a provision for income taxes.

Recently Issued Accounting Pronouncements—On September 15, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Bay Holdings is currently evaluating the impact of SFAS No. 157, but does not expect that the adoption of SFAS No. 157 will have a material impact on its consolidated financial position, results of operations, or cash flows.

Reclassifications—Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

3.                      ALLOCATION OF NET INCOME (LOSSES) AND CASH DISTRIBUTIONS

Net losses are allocated to the members based on their membership interests:  MLP—51%, Marriott—34%, and Exclusive Resorts—15%. Net income is allocated based on the estimated distributions of “Net Cash Flow” (as defined in the agreement) to the members. The cash distributions are based on each member’s “Priority Contribution Account” (“PCA”), as defined in the agreement, and MLP’s “Subordinated Contribution Account” (“SCA”), as defined in the agreement. Under the agreement, only 50% of MLP’s $25.0 million non-monetary capital contribution was considered PCA. The initial PCA and SCA balances are as follows:

	PCA	SCA

MLP	$13,000,000	$12,500,000
Marriott	17,000,000
Exclusive Resorts	7,500,000

	$37,500,000	$12,500,000

The distributions of net cash flow to the members shall be made in the following priorities:

•                  a specified percentage return on PCA balances

•                  reduce PCA balances to zero

•                  a specified percentage return on SCA balance

•                  reduce SCA balance to zero

•                  pro rata in proportion to membership interests

4.                      MANAGEMENT AGREEMENTS

Kapalua Bay (“Owner”) had a Hotel Management Agreement with KB Hotel Operator Inc. (“Operator”), an affiliate of Marriott. The initial term of the agreement was three years, and Operator was responsible for the operation and management of the hotel. Hotel personnel were employees of Operator, and Owner was responsible for all hotel costs and expenses. At December 31, 2005, the net amount due from Operator was $930,000. Operator received a base management fee equal to 3% of gross revenues (as defined in the agreement), and an incentive management fee based on operating profit (as defined in the agreement). The base management fee for 2006, 2005, and 2004 was $217,000, $704,000, and $168,000, respectively, and there was an incentive management fee of $31,000 and $86,000 in 2006 and 2005, respectively. There was no incentive management fee in 2004. Operator also billed Owner $25,000, $686,000, and $165,000 in 2006, 2005, and 2004, respectively, for chain services (e.g., reservations, advertising) and other services. Owner was also required to establish a cash reserve fund equal to 1% of gross revenues for the replacement of furniture, fixtures and equipment. In 2006, Owner exercised its right to terminate the agreement in conjunction with the closure of the hotel to commence construction of the Project.

Kapalua Land Company, Ltd. (“KLC”), a subsidiary of MLP, had an agreement to manage the Shops for an initial term of four years. Owner reimbursed KLC $26,000, $47,000, and $18,000 in 2006, 2005, and 2004, respectively, for KLC’s cost incurred to manage the Shops. In 2006, Owner exercised its right to terminate the agreement in conjunction with the closure of the Shops to commence construction of the Project.

Bay Holdings has a Development Management Agreement with Marriott (“Development Manager”) over the term of the Project. Under the agreement, Marriott will conduct activities to support the planning, designing, construction, furnishing, and equipping of the Project until its completion. Owner shall pay to the Development Manager a fee in the amount of $2,700,000 in equal installments of $54,000 per month. The development management fee for 2006, 2005, and 2004 was $648,000, $648,000, and $216,000, respectively. Upon successful completion of the Project, the Development Manager is entitled to a one-time incentive fee of $300,000 and a performance fee equal to 15% of the cost savings of the Project, as defined in the agreement.

MLP is the managing member of Bay Holdings, and is responsible for managing its business affairs. Under the LLC agreement, “ordinary major decisions” (as defined in the agreement) require the approval of at least 75% of the membership interests, and “extraordinary major decisions” (as defined in the agreement) require the approval of 100% of the membership interests. The LLC agreement also contains provisions to deal with “deadlock” situations.

5.                      OTHER AGREEMENTS WITH MEMBERS

Bay Holdings has an agreement to sell a portion of the whole ownership residential units to Exclusive Resorts.

Bay Holdings has an agreement with MLP for entitlement services relating to the receipt of governmental permits and authorizations required for the Project. In 2006 and 2005, Bay Holdings received entitlement services from MLP with an agreed upon value of $225,000 each year, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members’ capital account of MLP KB Partner, LLC.

Bay Holdings has a technical services agreement with Marriott for design and construction services relating to the whole and fractional ownership residential units and ancillary improvements. In 2006 and

2005, Bay Holdings received services from Marriott with an agreed upon value of $100,000 each year, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members’ capital account of MH Kapalua Venture, LLC.

In 2006, Bay Holdings entered into agreements with MLP and Marriott for the marketing and sale of whole ownership residential units in the Project (excluding units to be sold to Exclusive Resorts). MLP and Marriott receive commission fees and additional fees based on percentages of the gross sales price of each whole ownership residential unit sold through MLP and Marriott’s marketing and sales efforts. In 2006, Bay Holdings paid $341,000 and $1,679,000, respectively, to MLP and Marriott under these agreements.

In 2006, Bay Holdings entered into agreements with MLP to sell the spa, beach club improvements, and the sundry store to MLP upon completion of construction at Bay Holdings’ actual construction cost.

6.                      FINANCING ARRANGEMENTS

Bay Holdings had a $45.0 million bank credit agreement, which was secured by a mortgage on the hotel and other improvements. Pursuant to terms in the credit agreement, the maximum loan commitment available to Bay Holdings was adjusted to approximately $42.3 million during 2005. The loan proceeds could be used for the purchase of the hotel improvements and certain pre-development costs relating to the real estate development projects. The initial term of the loan was two years, maturing on August 31, 2006, with interest at adjustable rates based on either the one-month or three-month LIBOR plus 2.5% or the base rate (interest rates were 6.92% at December 31, 2005). The loan agreement allowed for the lenders to withhold an interest reserve on the available balance if the debt service coverage ratio, as defined in the credit agreement, fell below 1:1. At December 31, 2005, the Company’s debt service coverage ratio fell below 1:1 and the interest reserve of approximately $2,290,000 reduced the amounts available under the credit agreement. The loan agreement had a six-month extension option, which, if exercised, would require principal payments of $1.0 million per month during the extension period. Bay Holdings paid a 1% fee to the lenders at the closing date of the loan. The outstanding loan balance at December 31, 2005 was $29.5 million, and the amount available under the credit agreement was approximately $10.5 million at December 31, 2005.

Bay Holdings refinanced the loan agreement in July 2006 with Lehman Brothers Holdings Inc., a Delaware corporation (“Lehman”), a third-party lender, prior to the end of the term of the loan. The construction loan agreement (“the Construction Loan Agreement”) is for the lesser of $370 million or 61.6% of the total projected cost of the Project (the “Loan”). Upon closing of the Loan, the lender disbursed an initial advance of $40.1 million to Bay Holdings. Bay Holdings paid Lehman a loan fee of $3.7 million out of the proceeds of the initial advance under the Construction Loan Agreement, which payment represents one percent (1.0%) of the maximum Loan amount and is non-refundable regardless of when the loan is repaid or whether any further advances of the Loan are made. Loan fees are included in project development costs. Disbursements under the Construction Loan Agreement are contingent upon, among other things, no event of default or material adverse change occurring with respect to Bay Holdings or the Project. The loan is not revolving in nature and amounts repaid may not be subsequently advanced. All Loan proceeds disbursed shall be used only for specified budgeted items for which such proceeds were advanced. The lender is not obligated to make further advances until certain building permits for the Project have been issued, and such building permits were issued in the fourth quarter of 2006.  After issuance of the building permits, Bay Holdings may borrow up to an additional $44.9 million for certain purposes, for a total advance of $85 million. Subsequent borrowings by Bay Holdings are contingent upon sales of residential units equal to or exceeding $285.0 million. As of February 2007, Bay Holdings has received approximately $218 million in binding sales commitments.

Interest accrues on the Loan at a floating rate equal to the one (1) month LIBOR rate plus two hundred twenty (220) basis points, or 2.2% (the “Adjusted LIBOR Rate”). Subject to certain limitations, during the term of the Loan, Bay Holdings may elect to have the then-current Adjusted LIBOR Rate apply to some or all of the outstanding Loan amount. All principal and interest amounts due under the Loan shall be due and payable in full on August 1, 2009 unless Bay Holdings elects to extend the maturity date for up to two additional terms of twelve (12) months, which elections are subject to the satisfaction of certain conditions. Bay Holdings may not prepay the Loan at any time prior to the second anniversary of the Effective Date, but may prepay the Loan thereafter, provided that it pays certain costs and fees as set forth in the Construction Loan Agreement.

The Loan is collateralized by the Project’s assets, including the fee simple interest in the land owned by Bay Holdings, the adjacent spa parcel owned by MLP, and all of the sales contracts.

MLP, Marriott, and ER Kapalua Investors Fund, LLC have guaranteed to the lender completion of the Project and each member’s pro rata share of costs and losses incurred by the lender as a result of the occurrence of specified triggering events during the term of the Construction Loan Agreement. The members’ guarantee to the lender does not include payment in full of the Loan.

Interest cost incurred during 2006, 2005, and 2004 was $2,763,000, $1,984,000, and $393,000, respectively, and was capitalized as project development costs. The Construction Loan Agreement contains covenants that, among other matters, restrict (or require prior approval by the lenders of) additional borrowings, guarantees, liens, transfers, changes in the provisions of existing agreements, and leases.

In 2006, Bay Holdings entered into an agreement to finance premiums for its owner-controlled insurance policy. Premiums of $4,682,000 included in project development costs were financed through a third-party lender and recorded as insurance premium obligations. Future minimum payments under the agreement are due through 2008 and accrue interest at 6.363%. At December 31, 2006, payments are due as follows:  $3,014,000 in 2007 and $961,000 in 2008.

7.                      LEASES

Lessor

Bay Holdings leased space to retail tenants in the hotel and Shops, and also had a lease agreement with a concessionaire at the hotel. These operating leases provided for minimum rents and percentage rents based on revenues. For 2006, 2005, and 2004, minimum rents were $244,000, $409,000, and $306,000, respectively, and percentage rents were $268,000, $566,000, and $218,000, respectively. Rental income received from MLP totaled $112,000, $300,000, and $101,000 in 2006, 2005, and 2004, respectively. Property at December 31, 2005 included leased property of $3,045,000 (before accumulated depreciation of $2,506,000). The hotel and Shops were demolished in 2006 in conjunction with the construction of the Project. In January 2006, Bay Holdings terminated an existing lease with a tenant in the hotel, which will require termination payments to the tenant of approximately $87,000 in 2006.

Lessee

Bay Holdings leased equipment under operating lease agreements. Rent expense for 2006, 2005, and 2004 was $52,000, $52,400, and $20,000, respectively. At December 31, 2006, there were no outstanding operating lease agreements.

8.                      EMPLOYEE BENEFIT PLANS

Hotel employees were participants of a multi-employer defined benefit pension plan. The expense for 2006, 2005, and 2004 relating to contributions to this plan was $16,000, $101,000, and $26,000, respectively.

Certain Bay Holdings’ employees are participants of a Marriott defined contribution plan. Matching employer contributions to the plan totaled $9,000, $46,000, and $26,000 in 2006, 2005, and 2004, respectively.

9.                      DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of Bay Holdings’ financial instruments approximate their fair values. The bank loan has adjustable interest rates based on the LIBOR or base rates.

10.               COMMITMENTS AND CONTINGENCIES

Bay Holdings had commitments under signed sales contracts totaling approximately $218 million at December 31, 2006, which primarily relate to sales of the residential units.

In December 2006, construction was halted in two areas of the Project due to the discovery of ancient human remains. The authorities were notified and Bay Holdings is currently working with these agencies to determine the extent of the burials and the proper course of action. Construction continues on the unaffected areas, but has been delayed in the affected areas. Management expects to continue with the Project as planned, with completion of the Project anticipated in late 2008.

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